UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

Mark A. Haddad

Foley Hoag LLP

155 Seaport Boulevard

Boston, MA 02210

Tel: (617) 832-1000

Fax: (617) 832-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 816212104	Page 2 of 8 Pages

1.	Names of Reporting Persons. Timothy A. Springer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,030,789 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 9,030,789 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,030,789 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 18.7%
14.	Type of Reporting Person (See Instructions) IN, OO

13D

CUSIP No.816212104	Page 3 of 8 Pages

1.	Names of Reporting Persons. TAS Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,549,880 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,549,880 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,549,880 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 816212104	Page 4 of 8 Pages

1.	Names of Reporting Persons. Leukon Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,242,354 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 1,242,354 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,354 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 816212104	Page 5 of 8 Pages

1.	Names of Reporting Persons. Chafen Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,418 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 86,418 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,418 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) IN, OO

CUSIP No. 29251M106	Page 6 of 8 Pages

This Amendment No. 1 to the statement on Schedule 13D (this “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Shares”), of Selecta Biosciences, Inc., a Delaware corporation (the “Issuer”), filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), Leukon Investments, LP (“Leukon”) and Chafen Lu (“Dr. Lu” and, collectively, the “Reporting Persons”) on March 27, 2019 (such statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as set forth below.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to be supplemented by the following:

On August 20, 2019, Dr. Springer and TAS purchased from the Issuer, pursuant to a stock purchase agreement by and among the Issuer, Dr. Springer, TAS, and other investors (the “Stock Purchase Agreement”), 1,600,000 Shares and 1,100,000 Shares, respectively, each at a price of $1.81 per share, which was equal to the most recent consolidated closing bid price on the Nasdaq Global Market on August 20, 2019, for an aggregate purchase price of approximately $2.9 million and approximately $2.0 million, respectively. Dr. Springer used personal funds and TAS drew from its investment capital for such acquisitions.

On August 14, 2019, Dr. Lu purchased 10,000 Shares on the open market at a weighted average price of $1.7415 per share for an aggregate purchase price of approximately $17,000 (excluding commissions). Dr. Lu used personal funds for such acquisition.

Dr. Springer is the beneficial owner of an additional 16,410 Shares underlying options, of which 6,410 were granted on June 16, 2017 with an exercise price of $17.47 per share, and 10,000 were granted on June 22, 2018 with an exercise price of $12.75 per share (together, the “Options”), each of which were fully exercisable as of August 20, 2019. The Options were awarded as compensation for Dr. Springer’s service as a member of the board of directors for the Issuer and Dr. Springer paid no consideration for the Options. The Options each have a term of ten years from the respective date of grant. Dr. Springer has not exercised any portion of any of the Options as of the date hereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13 is hereby amended and restated in full as follows:

The information set forth under Item 3 and the cover page of the Schedule 13D is incorporated herein by reference into this Item 5.

(a) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Statement, are based on a total of 48,141,125 Shares issued and outstanding as of August 20, 2019, which includes 44,962,951 Shares issued and outstanding on August 2, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q, dated August 8, 2019, as well as an additional 3,178,174 Shares issued to certain investors, including Dr. Springer and TAS, on August 20, 2019 pursuant to the Stock Purchase Agreement, as reported on the Issuer’s Current Report on Form 8-K, dated August 20, 2019. All of the Share numbers reported below, and on each Reporting Person’s cover page to this Statement, are as of August 20, 2019.

The Reporting Persons, in the aggregate, beneficially own 9,030,789 Shares, representing approximately 18.7% of such class of securities.

Dr. Springer is the beneficial owner of a total of 9,030,789 Shares, representing approximately 18.7% of the outstanding Shares and consisting of (i) 6,056,597 Shares held directly, (ii) 79,130 Shares underlying warrants exercisable within 60 days of August 20, 2019 held directly, (iii) 16,410 Shares issuable upon exercise of outstanding options within 60 days of August 20, 2019 and held directly, (iv) 1,545,576 Shares held by TAS, (v) 4,304 Shares underlying warrants exercisable within 60 days of August , 2019 held by TAS, (vi) 1,237,028 Shares held by Leukon, (vii) 5,326 Shares underlying warrants exercisable within 60 days of August 20, 2019 held by Leukon, and (viii) 86,418 Shares held by Dr. Lu.

CUSIP No. 29251M106	Page 7 of 8 Pages

TAS is the beneficial owner of a total of 1,549,880 Shares, representing approximately 3.2% of the outstanding Shares and consisting of (i) 1,545,576 Shares and (ii) 4,304 Shares underlying warrants exercisable within 60 days of August 20, 2019. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

Leukon is the beneficial owner of a total of 1,242,354 Shares, representing approximately 2.6% of the outstanding Shares and consisting of (i) 1,237,028 Shares and (ii) 5,326 Shares underlying warrants exercisable within 60 days of August 20, 2019. Leukon holds all such Shares directly. LKST, Inc. is the general partner of Leukon and Dr. Springer is the president of LKST, Inc.

Dr. Lu is the beneficial owner of a total of 86,418 Shares, representing approximately 0.2% of the outstanding Shares. Dr. Lu holds all such Shares directly. Dr. Lu is the spouse of Dr. Springer.

(b) Dr. Springer exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by each of TAS and Leukon. Dr. Springer disclaims beneficial ownership of the Shares held by TAS and Leukon, except to the extent of his pecuniary interest therein. Dr. Lu exercises sole voting and dispositive power over the Shares held by her directly.

(c) The Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days before the date of this filing, except as described in Item 3 above.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to be supplemented by the following:

Exhibit No.	Exhibit

99.1	Stock Purchase Agreement, dated August 19, 2019, by and among Selecta Biosciences, Inc. and the individuals identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 20, 2019).

[signature page follows]

CUSIP No. 29251M106	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2019

/s/ Timothy A. Springer
Timothy A Springer

/s/ Chafen Lu
Chafen Lu

TAS Partners LLC

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	Manager

Leukon Investments, LP By: LKST Inc., its General Partner

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	President